Exhibit 99-3

The following information is from Item 3 of Energy East's Form 10-K for the year ended December 31, 1998.

Legal Proceedings

    Since the Public Service Commission of the State of New York has allowed us to recover in rates remediation costs for certain of the sites referred to in the next sentence, there is a reasonable basis to conclude that we will be permitted to recover in rates any remediation costs that we may incur for all of the sites referred to in the next sentence.
Therefore, we believe that the ultimate disposition of the matters referred to below in (b), (d), (e), (f), (g), the first paragraph in (a) and the first two paragraphs in (c) will not have a material adverse effect on our results of operations or financial position.

(a) By letter dated June 7, 1991, the New York State Department of Environmental Conservation notified us that we had been identified as a potentially responsible party at the Pfohl Brothers Landfill, an inactive hazardous waste disposal site in Cheektowaga, New York. The Pfohl Site is listed on the National Priorities List and the New York State Registry of Inactive Hazardous Waste Disposal Sites. The NYSDEC informed us that if we declined to enter into negotiations with them to undertake the investiga-tion and remediation of the Pfohl Site, the NYSDEC would perform the necessary work at the Pfohl Site using the Hazardous Waste Remedial Fund and would seek recovery of its expenses from us. The expected remediation costs at the Pfohl Site are estimated to be $37 million to $55 million. In May 1995 we agreed to participate in a process for allocating remedial costs at the Pfohl Site with other PRPs. We contributed $26,000 toward past costs, which sum is subject to that allocation process. In October 1997 the PRPs agreed upon an allocation formula under which we would be responsible for approximately $296,000 to $440,000.

     Five actions were commenced against us and approximately 24 other defendants in the New York State Supreme Court, Erie County (State Court) (on January 17, 1995, April 7, 1995, June 14, 1995, January 10, 1997 and
October 30, 1997), by plaintiffs who allegedly resided or worked near or engaged in recreation at the Pfohl Site, claiming $103.5 million in damages for personal injuries, wrongful death and loss of companionship allegedly caused by exposure to hazardous chemicals from the Pfohl Site. On December 12, 1997, the action commenced on October 30, 1997, was removed to the United States District Court for the Western District of New York (District Court). The plaintiffs allege that the defendants disposed of hazardous and toxic materials at the Pfohl Site. We believe that the actions against us are without merit and will defend these actions vigorously.

     On November 18, 1997, a class action was commenced in the State Court against us and approximately 23 other defendants by plaintiffs who allegedly resided or worked near or engaged in recreation at the Pfohl Site, claiming unspecified damages for medical monitoring and surveillance services for personal injuries allegedly caused by exposure to hazardous chemicals from the Pfohl Site. This action was transferred to the District Court on December 22, 1997. We believe this action against us is without merit and will defend this action vigorously.

     In 1995, four actions were commenced against approximately 11 defendants, and in 1996, an action was commenced against 13 defendants, by plaintiffs who allegedly resided or worked near or engaged in recreation at the Pfohl Site for personal injuries, wrongful death and loss of companionship allegedly caused by exposure to hazardous chemicals from the Pfohl Site. The plaintiffs allege that the defendants are liable for disposing of hazardous and toxic materials at the Pfohl Site. They seek compensatory and punitive damages. We were not named as a defendant in those actions. However, the defendants in those actions consequently commenced actions against us and certain other parties in the District Court at various times in 1995 and 1996, alleging that we and such other parties are liable for all or a part of any damages recovered by the plaintiffs. Recovery in the actions against us and such other parties depends on, among other things, whether the plaintiffs recover money damages against the defendants. We believe that the actions against us are without merit and will defend them vigorously.

     On October 8, 1998, an action was commenced against us and approximately 24 other defendants in the State Court by plaintiffs who allegedly reside near the Pfohl Site claiming damages due to the lost use, value, and enjoyment of their property as a result of contamination from the Pfohl Site. The plaintiffs allege that the defendants created a nuisance and an abnormally dangerous condition by disposing of hazardous and toxic materials at the Pfohl Site, and they seek compensatory and punitive damages that total $6.4 million in the aggregate. We believe that the action against us is without merit and we will defend it vigorously.

(b) By letter dated January 21, 1992, the NYSDEC notified us that we had been identified as a PRP at the Peter Cooper Corporation's Landfill Site (Peter Cooper Site) in the village of Gowanda, New York. The Peter Cooper Site is listed on the National Priorities List and the New York State Registry. Three other PRPs were identified in the NYSDEC letter. We believe that remediation costs at the Peter Cooper Site might rise to $16 million. By letter dated May 12, 1992, we notified the NYSDEC that we believed we had no responsibility for the alleged contamination at the Peter Cooper Site, and we declined to conduct remediation or finance remediation costs.

(c) By letter dated July 21, 1992, the NYSDEC notified us that we had been identified as a PRP at the Bern Metals Removal Site in Buffalo, New York, which the NYSDEC defined to include an adjacent property known as the Universal Iron & Metal Site. The Bern Metals/Universal Iron Site is listed on the New York State Registry. The NYSDEC also identified eight other PRPs for the Bern Metals/Universal Iron Site. By letter dated December 3, 1992, we declined to negotiate with NYSDEC to finance or conduct a Remedial Investigation and Feasibility Study (RI/FS) for the Bern Metals/Universal Iron Site, because we believe we were only a very small contributor to the Bern Metals Site and had no involvement with the Universal Iron & Metal Site.

     On March 29, 1996, NYSDEC issued a decision which provided for remedial action. The total cost of remediation is estimated to be $2.7 million. Without admitting any liability or responsibility and without prejudice to any defenses we might have, we, on October 9, 1997, entered into an Order on Consent with NYSDEC and four other PRPs pursuant to which we and such PRPs will, subject to NYSDEC approval, design the remedy for the Bern Metal/Universal Iron Site. The NYSDEC, by letter dated December 3, 1998, to us and 15 other PRPs, inquired whether we and the other PRPs were willing to enter into a consent order to implement the remedy. By letter dated December 18, 1998, we and the six other PRPs, who completed the remedial design, responded that the NYSDEC should first look to the other PRPs who have yet to finance any work at the Bern Metal/Universal Iron Site.

     On September 11, 1996, we were named as a third-party defendant by Niagara Frontier Transportation Authority claiming contributions for costs that might be recovered against NFTA in an action filed by EPA in the United States District Court for the Western District of New York. Fifty-five other third-party defendants were sued in addition to us. NFTA is seeking contributions for response costs incurred by EPA at the Universal Iron Site. We believe that the action against us is without merit and will defend it vigorously.

(d) By letter dated April 20, 1992, the EPA notified us that the EPA had reason to believe that we were a PRP for the Clinton-Bender Removal Site (Clinton-Bender Site) in Buffalo, New York. Five other PRPs have been identified by the EPA. Nine private residential lots and one commercial property at the Clinton-Bender Site were contaminated with lead, allegedly due to run-off from the adjacent Bern Metals Site. The EPA ordered us to perform the necessary removal work at the Clinton-Bender Site and we are remediating the site with four other identified PRPs. The total cost of the removal actions to be performed at the Clinton-Bender Site is estimated to be $3.2 million. The removal work is substantially complete. We along with the other participating parties are seeking to recover from other PRPs, not participating in the remedial action at the Clinton-Bender Site, costs that we and other participating parties have incurred or will incur on their behalf.

(e) By letter dated February 12, 1993, NYSDEC notified us that we had been identified as a PRP for remediation of hazardous wastes at the Booth Oil Site in North Tonawanda, New York. The Booth Oil Site is listed on the New York State Registry. Nineteen other PRPs were identified in the NYSDEC letter. According to NYSDEC, the Booth Oil Site is contaminated with polychlorinated biphenyls, lead, and other substances. We estimate that the present value of costs for remedial alternatives range from $8.5 million to $21.7 million. We have been actively involved both in trying to persuade NYSDEC to name additional PRPs and in examining the process that led to the NYSDEC treatment alternatives.

(f) On June 14, 1994, we were served with a summons and complaint joining us as a defendant in an action that was filed in the United States District Court for the Northern District of New York. The plaintiffs are five companies which have been required by the EPA to conduct remedial activities at the Rosen Brothers Site in the City of Cortland, New York. The Rosen Site was the location of a scrap metal processing operation and industrial waste disposal site between approximately 1971 and 1985, and it is now allegedly contaminated with hazardous substances including heavy metals, solvents and PCBs. The Rosen Site is listed on the National Priorities List and the New York State Registry. The plaintiffs allege that we were a contributor of transformers that may have contained PCBs.

     By letter dated August 16, 1994, the EPA notified us that the EPA had reason to believe that we were a PRP for the Rosen Site and requested that we participate in the RI/FS then being prepared for the Rosen Site by the other named PRPs.

     We received an order from the EPA on March 11, 1998, ordering us and 15 other parties to perform certain removal actions at the Rosen Site. We contributed approximately $45,000 towards the $730,000 total cost of the removal actions.

     The estimated total present-worth cost of the selected remedy is $3,140,000. The EPA also requested reimbursement of past costs at the site of approximately $692,000, plus interest.

     On September 25, 1998, we, along with approximately 12 other parties, entered into a consent decree with the EPA under which we and the other settling parties will perform the selected remedy and reimburse the EPA for the requested amount of past costs. The EPA has agreed not to sue us and to protect us from other claims with respect to the response and remediation costs at the Rosen Brothers Site. Our share of the remediation costs is still being negotiated.

(g) We responded on October 3, 1995, to a request for information by the EPA concerning alleged disposal of PCBs at facilities owned or operated by PCB Treatment, Inc. in Kansas City, Kansas and Kansas City, Missouri. On September 27, 1996, we entered into an Order on Consent with the EPA under which we and at least nine other companies will perform the first phase of remedial activity, a Removal Site Evaluation and Engineering Evaluation/Cost Analysis, at the two facilities operated by PCB Treatment, Inc. The cost to us of our obligations under this Order on Consent are not expected to exceed $96,000. By letter dated September 16, 1997, the EPA notified 1,251 entities, including us, of their potential liability at the two facilities and informed the recipients of additional response activities, which the recipients may be asked to perform or finance at a later date. Our share of remediation costs at the two facilities is likely to be approximately $100,000 to $400,000.

(h) On August 14, 1997, we were notified by the NYSDEC that they were contemplating enforcement action against us with respect to violations of regulations concerning opacity of air emissions at all of our New York coal-fired stations. We are in the process of negotiating a consent decree with NYSDEC under which we will undertake to bring our New York coal-fired stations into compliance with the opacity regulations. We will pay a penalty of approximately $250,000. Future violations of these regulations will subject the operator of the New York coal-fired stations to stipulated penalties. We anticipate this decree will become final before the end of the second quarter of 1999.

(i) On June 15, 1998, we commenced an action in the New York State Supreme Court, Tompkins County against Niagara Mohawk Power Corporation seeking an order enjoining Niagara Mohawk from transferring operating responsibility for the Nine Mile Point nuclear generating unit No. 2 to the New York Nuclear Operating Company without our consent. We have an undivided 18% interest in NMP2, which is operated by Niagara Mohawk. The lawsuit also seeks to recover damages for funds used by Niagara Mohawk to promote the establishment of NYNOC and the transfer of operating responsibility for NMP2 to NYNOC. NYNOC was established for the purpose of assuming operation of all of the nuclear generating units in New York State. We believe that the establishment of NYNOC will not result in either improved operational performance or reduced costs sufficient to offset the development and implementation expenses likely to be incurred by its creation. On July 7, 1998, we served an amended complaint on Niagara Mohawk alleging that Niagara Mohawk had breached its fiduciary obligation to us by engaging in negotiations with a third party for the sale of NMP2, including our share, without advising us of those negotiations or allowing us to participate in the negotiations and by Niagara Mohawk conducting the negotiations in a manner designed to limit the interest of the third party in purchasing NMP2. On December 14, 1998, the Court granted Niagara Mohawk's motion for summary judgment. We appealed this decision to the New York Supreme Court, Appellate Division (Third Department).